UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of June 2010
(Commission File No. 001-34473)
Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

Explanatory Note
On June 7, 2010, Grifols, S.A. (the “Company”) issued a press release announcing that it had entered into a definitive merger agreement pursuant to which it will acquire Talecris Biotherapeutics Holdings Corp. (“Talecris”). The press release is attached as Exhibit 99.1 and is incorporated herein by reference. On June 7, the Company posted an analyst and investors’ presentation regarding the acquisition of Talecris on its website (http://www.grifols.com) and held a conference call/webcast regarding this transaction at 12:30 p.m. GMT. This presentation and a transcript of this conference call/webcast are attached, respectively, as Exhibit 99.2 and Exhibit 99.3 and are incorporated herein by reference. In connection with the announcement of this transaction, the Company is hereby filing materials under Rule 425 under the Securities Act of 1933.
Important Additional Information
This Report of Foreign Issuer or Form 6-K (this “Form 6-K”) and the exhibits filed herewith contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of Talecris will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of Talecris; the risk that customer retention and revenue expansion goals for the Talecris transaction will not be met and that disruptions from the Talecris transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which the Company may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; the Company’s ability to protect its intellectual property rights; the Company’s ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which the Company does business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of and Talecris’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the Securities and Exchange Commission (the “SEC”). Neither Grifols nor Talecris assume any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of the Company.
The proposed merger transaction involving the Company and Talecris will be submitted to the stockholders of Talecris for their consideration. In connection with the proposed merger, the Company will file with the SEC a registration statement on Form F-4 that will include a joint proxy statement/prospectus of the Company and Talecris. Talecris will mail the joint proxy statement/prospectus to its stockholders. The Company urges investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information regarding the Company, Talecris and the proposed business combination. A free copy of the joint proxy statement/prospectus, as well as other filings containing information about Talecris, may be obtained, without charge, at the SEC’s website (http://www.sec.gov). These documents may also be obtained, without charge, from Talecris’s website, http://www.talecris.com, under the tab “Investor Relations” and then under the heading “Financial Information and SEC Filings”. The Company will also file certain documents with the Spanish Comision Nacional del Mercado de Valores (the “CNMV”) in connection with its shareholders’ meeting to be held in connection with the proposed business combination, which will be available on the CNMV’s website at www.cnmv.es.
The Company, Talecris and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Talecris in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Talecris in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about Talecris’s executive officers and directors can be found in its Form S-1/A filed with the SEC on September 11, 2009. Free copies of this document can be obtained from Talecris’s website.
The information in this Form 6-K and the exhibits filed herewith is not an offer to sell or the solicitation of an offer to buy securities, which is made only pursuant to a prospectus forming a part of a registration statement, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such state. The shares of the Company have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This document does not constitute an offer or invitation to purchase or subscribe for shares, in accordance with the provisions of the Spanish Securities Market Law (Law 24/1988, of July 28, as amended and restated from time to time), Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
	By:	/s/ David I. Bell
		Name:	David I. Bell
Date: June 9, 2010		Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated June 7, 2010
99.2	Analyst and investors’ presentation regarding acquisition of Talecris Biotherapeutics Holdings Corp. dated June 7, 2010
99.3	Transcript of Conference Call/Webcast dated June 7, 2010/12:30 p.m. GMT